SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 30, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL

CNPJ no. 33.042.730/0001-04

Publicly-held company

Companhia Siderúrgica Nacional (“Company” or “CSN”), in compliance with Official Letter no. 326/2015/CVM/SEP/GEA-2, of September 29, 2015, attached hereto, provides the clarifications requested:

•         On September 28, 2015, the Company executed the 5th addendum to the Lease Agreement C-DEPJUR no. 054/97, which extends earlier the lease of its bulk terminal (“TECAR”) from 8/2/2022 to 8/2/2047, under Law 12815/2013.

•         Among the conditions established in such addendum are investments of R$ 2.6 billion, as described below:

o   R$ 1.6 billion to expand the terminal’s operational capacity to 60 million tons per year, and that should happen by the second half of 2019;

o   R$ 1 billion to be regularly invested during the 25 years of terminal operation.

•         The estimated annual disbursement of the above-mentioned amounts is in line with the history of the Company’s investments.

•         Over the last years, CSN has been investing to expand TECAR. To increase the operational capacity from 30 million to 45 million tons per year, the Company invested R$ 475 million between 2009 and 2013.

•         On December 11, 2014, the Company notified the market that its Board of Directors had approved the creation of a strategic alliance with the consortium of the companies ITOCHU Corporation, JFE Steel Corporation, POSCO, Ltd., Kobe Steel, Ltd., Nisshin Steel Co, Ltd. and China Steel Corp. This alliance consists in a joint venture, the company Congonhas Minérios S.A., whose main assets will be the iron ore mines of Casa de Pedra and Namisa, interest in MRS Logística S.A., and assets and rights to manage and operate the concession related to TECAR. The conditions to create the alliance and other details on the transaction are available in the material fact released in the above-mentioned date.

•         As to the possible sale of assets (mentioned in the article), currently there are no ongoing negotiations that may give rise to any notice to the market under the law.

São Paulo, September 30, 2015.

________________________________________________________

Gustavo Henrique Santos de Sousa

Executive Officer

EXHIBIT

Official Letter no. 326/2015/CVM/SEP/GEA-2

                   Rio de Janeiro, September 29, 2015.

To

Gustavo Henrique Santos de Sousa

Investors Relations Officer of

CIA SIDERÚRGICA NACIONAL

Avenida Brigadeiro Faria Lima, 3.400 – 20 andar – Itaim Bibi

04538-132 - São Paulo - SP

Tel: (11) 3049-7238 / Fax: (11) 3049-7212

E-mail: gustavo.sousa@csn.com.br

Subject: Request for clarifications

Dear Mr. Sousa

1.                                          We make reference to an article published on 9/29/2015 in the newspaper Folha de São Paulo, in the Market section, titled “CSN to operate terminal for another 25 years,” transcribed below:

                                               “CSN to operate terminal for another 25 years

The steel company CSN, owned by Benjamin Steinbruch, was authorized by the government on Monday (28) to renew earlier the concession of the terminal from which its production is transported, in the port of Itaguaí (RJ).

The company may operate it until 2047. The term was initially 2016.

To have the right to extend the contract for 25 years, the steel company agreed with the Secretariat of Ports that it will invest R$ 2.6 million.

As agreed, R$ 1.6 billion must be used to expand the terminal, in order to increase its operational capacity from 30 million to 60 million tons a year.

The remaining R$ 1 billion must be used to purchase and renovate equipment.

However, most of the work has already been done. The project to expand the terminal, which is called Tecar, is not new. The works began in 2009 and Steinbruch has spent more than R$ 400 million.

As a matter of fact, the terminal’s capacity is 45 million now. According to the company’s report, the 60-million capacity is expected to be reached in 2017.

The authorization is good news for Steinbruch, who has been trying to restructure the company.

With less than R$ 7.8 billion in cash, CSN carried nearly R$ 32 billion in debt by the end of the second quarter. The situation led credit rating agencies to downgrade the company’s rating.

The terminal is key to the group’s business. It is from the terminal that CSN ships the production of the mine Casa de Pedra.

Despite the drop in the iron ore price, the mining unit is still the second most important branch of CSN, which also operates in the areas of logistics, energy and cement. This year, it accounted for about 15% of the company’s revenue (the steel area contributed with 70%).

NEW COMPANY

In addition to being strategic for the company, the terminal is part of the list of businesses Steinbruch will have to transfer to a new company (Congonhas Minérios) until the end of the year, as agreed with its Asian partners of the mining company Namisa.

To convince them not to break up the partnership, the entrepreneur also agreed to transfer the control stock of the railroad MRS and Casa de Pedra to Congonhas, which will be controlled by CSN but will have the Asians as partners.

The second terminal owned by the steel company in the port of Itaguaí (Tecon) will not be part of the transaction and is for sale. Dedicated to the movement of containers, its concession will expire in 2016.

CSN expects that the terminal, which is being negotiated, will be the first asset to be sold. The plan to reduce debts also includes the sale of shares of MRS and its rival Usiminas."

2.                                          We ask that you make a statement on the truthfulness of the information published by the newspaper; if it is true, we ask that you explain the measures being adopted by the Company in that regard.

3.                                          Such statement must include a copy of this Official Letter and be sent to the IPE (System for Submission of Periodical and Occasional Information), under category “Notice to the Market,” type “Clarifications on CVM/BOVESPA consultations.”

4.                                          We stress that, under art. 3 of Instruction no. 358/02, issued by the Brazilian Securities and Exchange Commission (CVM), it is incumbent upon the Investors Relations Officer to notify the CVM and, if applicable, the stock exchange and the organized over-the-counter market where the securities issued by the company are traded, about any material act or fact related to its business, as well as to ensure its immediate and comprehensive disclosure simultaneously to all markets where such securities are traded.

5.                                          Pursuant to article 9, item II, of Law no. 6385/76, and art. 7 coupled with article 9 of CVM Instruction no. 452/07, the Superintendence of Relations with Companies (SEP) is the administrative authority in charge of imposing a punitive fine of one thousand reais (R$ 1,000.00), without prejudice to other administrative penalties, for failure to comply with this official letter (which was also sent by e-mail) within one (1) business day.

Sincerely,

Guilherme Rocha Lopes
Manager of Companies Inspection 2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 30, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Gustavo Henrique Santos de Sousa
Gustavo Henrique Santos de Sousa Controllership, Taxes and Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.